SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28603; 812-13552]

Calamos Convertible Opportunities and Income Fund, et al.; Notice of Application

January 14, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company Act of

1940 ("Act") for an exemption from sections 18(a)(1)(A) and (B) of the Act.

Applicants: Calamos Convertible Opportunities and Income Fund ("CHI"), Calamos

Convertible and High Income Fund ("CHY"), Calamos Strategic Total Return Fund ("CSQ"),

and Calamos Global Dynamic Income Fund ("CHW") (each, a "Fund" and collectively,

"Funds").

Summary of Application: Applicants request an order ("Order") granting an exemption from

sections 18(a)(1)(A) and (B) of the Act for a period from the date of the Order until October 31,

2010. The Order would permit each Fund to issue or incur debt subject to asset coverage of

200% that would be used to refinance all of the Fund's auction rate preferred shares ("ARPS")

issued prior to February 1, 2008 that are outstanding at the time of the Order. The Order also

would permit each Fund to declare dividends or any other distributions on, or purchase, capital

stock during the term of the Order, provided that any such debt has asset coverage of at least

200% after deducting the amount of such transaction.

Filing Dates: The application was filed on July 24, 2008, and amended on October 14, 2008,

December 18, 2008, January 12, and January 14, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 pm on February 9, 2009, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090. Applicants: c/o James J. Boyne, Calamos Advisors LLC, 2020 Calamos Court,

Naperville, IL 60563.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or

Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained for a fee at the SEC's Public Reference Room, 100 F Street, NE,

Washington, DC 20549-1520 (tel. 202-551-5850).

Applicants' Representations:

     1.   Each of the Funds is organized as a Delaware statutory trust and is registered

under the Act as a diversified, closed-end management investment company. Each Fund is

advised by Calamos Advisors LLC ("Calamos") and has issued and outstanding a class of

common shares and several series of ARPS.

     2.   Applicants state that the Funds issued their outstanding ARPS for purposes of

investment leverage to augment the amount of investment capital available for use in the pursuit

of their investment objectives. Applicants state that, through the use of leverage, the Funds seek to enhance the investment return available to the holders of their common shares by earning a rate of portfolio return (which includes the return related to investments made with proceeds from leverage) that exceeds the leverage costs, which have been the amount of dividends that the Funds paid to holders of the ARPS. Applicants represent that ARPS shareholders are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution, or winding up of the relevant Fund before any distribution or payment to holders of the Fund's common shares. They state that dividends declared and payable on ARPS have a similar priority over dividends declared and payable on the Fund's common shares. In addition, applicants state that ARPS are "perpetual" securities and are not subject to mandatory redemption by a Fund so long as certain asset coverage tests are met. Further, applicants state that ARPS are redeemable at each Fund's option.

3.   Applicants state that prior to February 2008, dividend rates on the ARPS for each dividend period were set at the market clearing rate determined through an auction process that brought together bidders, who sought to buy ARPS, and holders of ARPS, who sought to sell their ARPS. Applicants explain that if an auction failed to clear (because of an imbalance of sell orders over bids), the dividend payment rate over the next dividend period was set at a specified maximum applicable rate (the "Maximum Rate") determined by reference to a short-term market interest rate (either the LIBOR or "AA" commercial paper rate for an equivalent period). Applicants state that an unsuccessful auction is not a default; the relevant Fund continues to pay dividends to all holders of ARPS, but at the specified Maximum Rate rather than a market clearing rate. Prior to February 2008, the Maximum Rate had never been triggered due to failed auctions for any of the Funds.

4.   Applicants state that if investors did not purchase all of the ARPS tendered for

sale at an auction prior to the failure of the auction market, dealers historically would enter into

the auction and purchase any excess shares to prevent the auction from failing. Applicants

represent that this auction mechanism had generally provided readily available liquidity to

holders of ARPS for more than twenty years. Applicants believe that many investors invested

short-term cash balances in ARPS believing they were safe short-term investments and, in many

cases, the equivalent of cash.

5.   Applicants state that in February 2008, the financial institutions that historically

provided "back stop" liquidity to ARPS auctions stopped participating in them and the auctions

began to fail. Applicants state that, beginning in February 2008, the Funds experienced auction

failures due to an imbalance between buy and sell orders. Applicants believe that there is no

established secondary market that would provide holders of ARPS with the liquidation

preference of $25,000 per share. Applicants state that each of the Funds to date has secured debt

financing enabling it to refinance (and accordingly redeem) a significant portion of its

outstanding ARPS.[1]   Applicants state that CSQ, CHI and CHY's financing arrangements

provide a commitment level that, if completely drawn upon, would allow them to retire all (or

almost all) of their ARPS. However, Applicants represent that these Funds have been prohibited

from utilizing these facilities in their entirety to redeem their remaining ARPS because they

would not have the 300% asset coverage required by section 18(a)(1)(A) of the Act after a full

redemption of the ARPS. Similarly, Applicants state that CHW has obtained the authorization of

its board of trustees ("Board") to issue a further $50 million in extendible notes and believes

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[1]   CSQ obtained a 180 day rolling margin loan that enabled it to redeem 81.5% of its ARPS. CHI and CHY
      redeemed 72.9% and 81.4% of their ARPS, respectively, with the proceeds of a renewable commercial paper
      conduit facility with a maturity of 364 days. CHW issued extendible notes in a Rule 144A offering with a term of
      364 days and used the proceeds of such notes to redeem 85.7% of its ARPS.

there is a market for them, but is unable to issue additional notes in order to redeem its remaining outstanding ARPS because it would not have 300% asset coverage immediately following the issuance of those notes. As a result, applicants state that there is currently no reliable mechanism for holders of their ARPS to obtain liquidity, and believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of ARPS shareholders and creating severe hardship for many investors.

6.   Applicants seek relief for a period from the date of any Order until October 31, 2010 ("Exemption Period") to facilitate temporary borrowings by the Funds that would enhance their ability to provide a liquidity solution to the holders of their ARPS in the near term[2] while they either pay down or seek a more permanent form of replacement leverage, such as a new type of preferred stock that provides liquidity at liquidation value.[3] Applicants submit that the gradual reduction of leverage through the use of proceeds of any common share issuances or the development of an alternative form of preferred stock might take several months, if at all, after the Order has been issued. Applicants state that it is uncertain when, or if, the securities and capital markets will return to conditions that would enable the Funds to achieve compliance with the asset coverage requirements that would apply in the absence of the Order. Given the uncertainty and the current and continuing unsettled state of the securities and capital markets, applicants believe that the Exemption Period is reasonable and appropriate. Each Fund's refinancing of its ARPS would be subject to the approval of the refinancing arrangements by the Fund's Board.

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[2]   Each Applicant believes that refinancing would be appropriate and, over the longer term would provide additional investment income net of borrowing costs, and thus would be beneficial to its common shareholders.

[3]   See, e.g., Eaton Vance Management, SEC No-Action Letter (June 13, 2008) (permitting the issuance of "liquidity protected preferred shares" to supplement or replace Eaton Vance funds' auction rate preferred stock).

Applicants' Legal Analysis:

1.   Section 18(a)(1)(A) of the Act provides that it is unlawful for any registered closed-end investment company to issue any class of senior security representing indebtedness, or to sell such security of which it is the issuer, unless the class of senior security will have an asset coverage of at least 300% immediately after issuance or sale. Section 18(a)(2)(A) of the Act provides that it is unlawful for any registered closed-end investment company to issue any class of senior security that is a stock, or to sell any such security of which it is the issuer, unless the class of senior security will have an asset coverage of at least 200% immediately after such issuance or sale.[4]

2.   Section 18(a)(1)(B) prohibits a closed-end fund from declaring a dividend or other distribution on, or purchasing, its own capital stock unless its outstanding indebtedness will have an asset coverage of at least 300% immediately after deducting the amount of such dividend, distribution or purchase price.[5] Section 18(a)(2)(B) prohibits a closed-end fund from declaring a dividend or other distribution on, or purchasing, its own common stock unless its outstanding preferred stock will have an asset coverage of at least 200% immediately after deducting the amount of such dividend, distribution or purchase price.

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[4] Section 18(h) of the Act defines asset coverage of a senior security representing indebtedness of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer. The section defines asset coverage of the preferred stock of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer plus the amount the class of senior security would be entitled to on involuntary liquidation.

[5] An exception is made for the declaration of a dividend on a class of preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deduction of the amount of such dividend. See section 18(a)(1)(B) of the Act. Further, section 18(g) of the Act provides, among other things, that "senior security," for purposes of section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

3. Section 6(c) of the Act provides, in relevant part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, or transaction from any provision of the Act if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4. Applicants request that the Commission issue an Order under section 6(c) of the Act to exempt each Fund from the 300% asset coverage requirements set forth in sections 18(a)(1)(A) and (B) of the Act. Specifically, the Funds seek relief from the section 18 asset coverage requirements for senior securities representing indebtedness for the Exemption Period to permit the Funds to refinance any ARPS issued prior to February 1, 2008 that are outstanding at the time of the Order with debt subject to the 200% asset coverage requirement for stock, rather than the 300% asset coverage that would ordinarily apply under section 18 to senior securities representing indebtedness, (a) when they incur that debt, and (b) when they declare dividends or any other distributions on, or purchase, their capital stock, after deduction of the amount of such dividend, distribution or purchase price. Applicants state that, except as permitted under the requested Order, if issued, the Funds would meet all of the asset coverage requirements of section 18(a) of the Act. In addition, applicants state that within the Exemption Period each Fund that borrows in reliance on the Order will either pay down or refinance the debt so that the Fund would, then and thereafter, comply with the applicable asset coverage requirements (200% for equity or 300% for debt) under section 18 of the Act.

5. Applicants state that section 18 reflects congressional concerns regarding preferential treatment for certain classes of shareholders, complex capital structures, and the use of excessive leverage. Applicants submit that another concern was that senior securities gave the

misleading impression of safety from risk. Applicants believe that the request for temporary relief is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of the Act.

6. Applicants note that the illiquidity of ARPS is a unique, exigent situation that is posing urgent, and in some cases devastating, hardships on ARPS shareholders. Applicants represent that the proposed replacement of the ARPS with debt would provide liquidity for the Funds' ARPS shareholders while the Funds continue their efforts to obtain a more permanent form of financing (such as through the issuance of preferred equity-based instruments) that fully complies with the asset coverage requirements of section 18.[6]

7. Applicants represent that the Order would help avoid the potential harm to common shareholders that could result if the Funds were to deleverage their portfolios in the current difficult market environment[7] or that could result if a reduction in investment return reduced the market price of common shares. Applicants also state that the requested Order would permit the Funds to continue to provide their common shareholders with the enhanced returns that leverage may provide.

8. Applicants believe that the interests of both classes of the Funds' current investors would be well served by the requested order – the ARPS shareholders because they would achieve the liquidity that the market currently cannot provide (as well as full recovery of the liquidation value of their shares), and the common shareholders because the adverse consequences of forced deleveraging would be avoided and each Fund's investment return would

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[6] See supra note 4.

[7] Applicants state that a significant portion of each Fund's portfolio is in convertible securities. Applicants believe that it is difficult to sell such securities in the current market without artificially depressing market prices because the liquidity of that market has been reduced due to deleveraging by hedge funds and as a result of market makers' own impaired capital positions. Applicants believe, however, that convertible securities generally remain sound even though they are presently trading below their intrinsic value. Applicants thus believe it would be disadvantageous to sell these securities in the current market.

be enhanced to the extent that the cost of the new form of leverage is lower than the investment return on the capital raised through the borrowings.

9.   Applicants represent that the proposed borrowing would be obtained from banks, insurance companies or qualified institutional buyers (as defined in Rule 144(a)(1) under the Securities Act of 1933) who would be capable of assessing the risk associated with the transaction. Applicants also state that, to the extent the Act's asset coverage requirements were aimed at limiting leverage because of its potential to magnify losses as well as gains, they believe that the proposal would not unduly increase the speculative nature of the Funds' common shares because the relief is temporary and the Funds would be no more highly leveraged if they replace the existing ARPS with borrowing.[8] Applicants also state that the proposed liquidity solution actually would simplify the Funds' capital structures, not make them more complex, opaque, or hard to understand or result in pyramiding or inequitable distribution of control.

10.   Applicants state that the current state of the credit markets, which has affected the ARPS, is an historic event of unusual severity, which requires a creative and flexible response on the part of both the public and private sectors. Applicants believe that these issues have created an urgent need for limited, quick, thoughtful and responsive solutions. Applicants believe that the request meets the standards for exemption under section 6(c) of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

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[8] Applicants acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to forcibly deleverage, which could be disadvantageous to the portfolio's common shareholders. Applicants therefore state that they regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of new preferred equity-based instruments as a possible longer-term replacement source of portfolio leverage.

1.   Each Fund that borrows subject to 200% asset coverage under the order will do so only if such Fund's Board, including a majority of the trustees who are not "interested persons" (as defined in section 2(a)(19) of the Act) ("Independent Trustees"), shall have determined that such borrowing is in the best interests of such Fund, its common shareholders, and its ARPS shareholders. Each Fund shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

2.   Upon expiration of the Exemption Period, each Fund will have asset coverage of at least 300% for each class of senior security representing indebtedness.

3.   The Board of any Fund that has borrowed in reliance on the order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Trustees) regarding and assessing the efforts that the Fund has undertaken, and the progress that the Fund has made, towards achieving compliance with the appropriate asset coverage requirements under section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Trustees, will make such adjustments as it deems necessary or appropriate to ensure that the applicant comes into compliance with section 18 of the Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Fund will make and preserve minutes describing these reports and the Board's review, including copies of such reports and all other information provided to or relied upon by the Board, for a

period of not less than six years from the date of such determination, the first two years in an

easily accessible place.

       For the Commission, by the Division of Investment Management, under delegated authority.

                                      Florence E. Harmon
                                      Deputy Secretary